13013577

19
318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

| SEC FILE NUMBER |
|---|
| 8-39406 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Money Center Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2385 Executive Center Drive, Suite 100
(No. and Street)

| Boca Raton | FL | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Bruno 561-962-2850
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

| 2295 NW Corporate Blvd., Suite 240 | Boca Raton | FL | 33431-7328 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Peter Bruno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Money Center Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH J. LAWSON
Notary Public - State of Florida
My Comm. Expires Sep 13, 2015
Commission # EE 124922
Bonded Through National Notary Assn.

Signature

President & Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Wall Street Money Center Corp.

## Financial Statements and Supplementary Information

December 31, 2012

SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

# Wall Street Money Center Corp.

## Financial Statements and Supplementary Information

December 31, 2012

Wall Street Money Center Corp.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

# Report of Independent Registered Public Accounting Firm

To the Stockholder of:
Wall Street Money Center Corp.

## Report on the Financial Statements

We have audited the accompanying financial statements of Wall Street Money Center Corp., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Money Center Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

***Supplementary Information***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2013

# Wall Street Money Center Corp.
## Statement of Financial Condition
## December 31, 2012

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 10,175 |
| Deposits held by clearing firm | | 15,000 |
| Prepaid expenses | | 616 |
| **Total Assets** | **$** | **25,791** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 4,212 |
| Payable to clearing firm | | 5,147 |
| Accrued expenses | | 6,900 |
| Related party payables | | 1,099 |
| **Total Liabilities** | | 17,358 |
| Commitments and Contingencies (Note 4) | | |
| **Stockholder's Equity** | | |
| Common stock, no par value, 200 shares authorized, 10 shares issues and outstanding | | - |
| Additional paid-in capital | | 358,008 |
| Accumulated deficit | | (349,575) |
| **Total Stockholder's Equity** | | 8,433 |
| **Total Liabilities and Stockholder's Equity** | **$** | **25,791** |

See accompanying notes to financial statements

Wall Street Money Center Corp.
Statement of Operations
Year Ended December 31, 2012

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions and fees | $ | 45,105 |
| Riskless principal transactions gain (loss), net | | 960 |
| Interest | | 48 |
| **Total Revenues** | | **46,113** |
| Costs of Sales | | 17,901 |
| Gross Profit | | 28,212 |
| **Operating Expenses** | | |
| Compensation | | 5,593 |
| Rent | | 16,152 |
| Professional fees | | 42,990 |
| General and administrative expense | | 5,936 |
| **Total Operating Expenses** | | **70,671** |
| **Net Loss** | **$** | **(42,459)** |

See accompanying notes to financial statements

# Wall Street Money Center Corp.
## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2012

| | Common Stock | | | Additional Paid-In | | Accumulated | | |
|---|---|---|---|---|---|---|---|---|
| | Quantity | | Amount | | Capital | | Deficit | | Total |

| | Common Stock Quantity | | Common Stock Amount | | Additional Paid-In Capital | | Accumulated Deficit | | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2011 | 10 | $ | - | $ | 336,225 | $ | (307,116) | $ | 29,109 |
| Shareholder's contribution | - | | - | | 21,783 | | - | | 21,783 |
| Net Loss, 2012 | - | | - | | - | | (42,459) | | (42,459) |
| Balance, December 31, 2012 | 10 | $ | - | $ | 358,008 | $ | (349,575) | $ | 8,433 |

See accompanying notes to financial statements

# Wall Street Money Center Corp.
## Statement of Cash Flows
## Year Ended December 31, 2012

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Loss | $ | (42,459) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in: | | |
| Prepaids and other assets | | (8) |
| Deposit and receivable from clearing firm | | 4,515 |
| Increase (decrease) in: | | |
| Accounts payable | | (298) |
| Payable to clearing firm | | 5,147 |
| Accrued expenses | | 300 |
| Due to related party | | 3,362 |
| **Net Cash Used in Operating Activities** | | **(29,441)** |
| **Cash Flows from Financing Activities:** | | |
| Capital Contributions | | 16,501 |
| Net Decrease in Cash | | (12,940) |
| Cash and Cash Equivalents at Beginning of Year | | 23,115 |
| **Cash and Cash Equivalents at End of Year** | **$** | **10,175** |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for taxes | $ | - |
| **Non-cash financing activities:** | | |
| Capital contribution | $ | 5,282 |

See accompanying notes to financial statements

Note 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Wall Street Money Center Corp. ("the Company") is a securities Broker-Dealer founded in 1984, incorporated under the laws of New York State and registered as a foreign profit corporation in Florida where it maintains its corporate office. It is a closely held corporation with one shareholder. It is a member of Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company is also registered with the following states; Connecticut, Florida, Illinois, Massachusetts, New Jersey, New York, Ohio, and Pennsylvania.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and short-term investments—For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities and trading account assets—For securities and derivative instruments held for trading purposes which include bonds, interest rate futures, options, interest rate swaps, securities sold not owned, caps and floors, foreign currency contracts, and forward contracts and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The Company generally holds no marketable securities.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic

examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense. The Company has no property or equipment that is not fully depreciated.

Revenue Recognition
Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Income taxes
The Company accounts for income taxes in accordance with generally accepted accounting principles, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. The provision for income taxes represents taxes payable for the period and change during the period in net deferred tax assets and liabilities.

The Company adopted the new interpretation entitled "Accounting for Uncertainty in Income Taxes-on January 1, 2007. The Company has identified its federal income tax return and state income tax return in Florida as "major" tax jurisdictions, as defined. The periods subject to examination for our Federal and State income tax returns are the tax years ended in 2004 and thereafter. The Company believes its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to the interpretation, and no cumulative effect adjustment was recorded related to the adoption of the interpretation. The Company's policy for recording interest and penalties associated with audits, if any, is to record such items as a component of income (loss) before taxes. If applicable, penalties and interest paid are recorded in interest and other expense and interest received is recorded in interest income in the statement of operations.

Note 3. RECIEVABLES, DEPOSITS AND RISK CONCENTRATIONS

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are provided by Sterne Agee Leach, whose main office is located in Florida. At December 31, 2012, a clearing deposit of $15,000 was held by Sterne Agee Leach. As of December 31, 2012 payables due to Sterne Agee Clearing Corp were $5,147. (See Note 9).

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2012. The Company has not experienced any losses in such accounts through December 31, 2012.

Off-Balance Sheet Risks
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Note 4. COMMITMENTS AND CONTINGENCIES

The Company shares office space with a related company (Wall Street Money Management Group). The Company pays office rent for space utilized and for storage of historical records. For the year ended December 31, 2012 the Company paid total rent of $16,152.

The Company is a member of FINRA, and the Security Investor Protection Corporation (SIPC). The Company is licensed with the SEC and is licensed to do business in eight states. With the exception of the SEC registration, each state and FINRA requires the Company to pay registration and licensing fees. These fees are paid in advance and are expensed when incurred.

The firm maintains an annual commitment to renew these licenses and pay fees, which are subject to change. Generally, the amount of fees is dependent on the prior year's revenues.

In August 2012, the Company amended and existing contract with Blueprint Regulatory Consulting to receive regulatory compliance services and required the firm to pay monthly fees of $1,219.

In 2012, a client filed a customer arbitration complaint against the Company in connection to losses incurred by the client. The claim was filed with FINRA Dispute Resolution Board on April 26, 2012. The claim is for $180,000 plus interest, damages, and legal costs. As of December 31, 2012 the Company has not recorded a provision for this matter as management intends to vigorously defend against these allegations and believes the payment is not probable. Management considered legal counsel estimate of $25,000 to $45,000 potential liability to the Company, if the matter is not dismissed. As of December 31, 2012, the matter is still pending with a Pre-hearing date scheduled for March 4, 2013.

## Note 5. RELATED PARTY TRANSACTIONS

On May 1, 2010, the Company entered into a compensation agreement with the employed shareholder. Terms of the agreement provide commission to Mr. Bruno based on 20 percent of net monthly commission income. As of December 31, 2012, the Company owed Mr. Bruno $19 for commissions which is included as a component of related party payables on the Balance Sheet. In total, the company paid commissions of $5,593 to Mr. Bruno which is reflected as compensation on the Company's Statement of Operations (See Note 6).

As of December 31, 2012, payables to the company's Financial and Operations Principal (FINOP) amounted to $1,080.

## Note 6. STOCKHOLDER EQUITY

During the period ended December 31, 2012 the shareholder of the Company contributed $16,501 as capital to fund the operating expenses. In addition, Mr. Bruno waived payment of $5,282 of accrued commissions which were recorded as additional paid-in capital.

## Note 7. INCOME TAXES

There was no income tax expense in 2012 due to the Company's net taxable losses.

The reconciliation of income tax benefit computed at the United States federal tax rate of 34% to income tax expense (benefit) is as follows at December 31, 2012:

| | | |
|---|---|---|
| Tax benefit at the United States statutory rate | $ | (14,436) |
| State income tax, net of federal benefit | | (1,541) |
| Change in valuation allowance | | 15,977 |
| Income tax benefit | $ | - |

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets is as follows:

| | | |
|---|---|---|
| Net operating loss carry forward | | 131,148 |
| Less: Valuation allowance | | (131,148) |
| Net deferred tax assets | $ | - |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2012, the Company has net operating loss carry forward of approximately $348,519 that will expire from 2023 through 2032. In the event that a significant change in ownership of the Company occurs as a result of the Company's issuance of common stock, the utilization of the NOL carry forward will be subject to limitation under certain provisions of the Internal Revenue Code. Management does not presently believe that such a change has occurred.

A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance was established in 2012 for the full amount of our deferred tax assets due to the uncertainty of realization. Management believes that based upon its projection of future taxable operating income for the foreseeable future, it is more likely than not that the Company will not be able to realize the benefit of the deferred tax assets at December 31, 2012. The valuation allowance as of December 31, 2012 was $131,148. The net change in the valuation allowance during the year ended December 31, 2012 was an increase of $15,977.

## Note 8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's "Net Capital' was $7,817 which exceeded requirements by $2,817, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 222.04 to 1. (See Note 9).

## Note 9. SUBSEQUENT EVENTS

On January 23, 2013 the Company filed a Broker-Dealer Withdrawal notice which has an effective date 60 days after filing, or greater as determined by the Securities and Exchange Commission. Subsequently, on February 12, 2013 the Company filed a letter with the Securities

and Exchange Commission to rescind the Broker-Dealer Withdrawal request. As of the date of this filing, the Company has not received a response to the letter of rescission.

On January 14, 2013, the Firm had payable to the Clearing Firm of $5,147. On January 14, 2013 the Clearing Firm withdrew $5,040 from the clearing deposit. As of January 14, 2013, the clearing deposit balance was $9,960 with a requirement to be $15,000.

On February 3, 2013, the Firm's Net Capital dropped below $6,000, prompting a Notice of Early Warning of financial condition to the Securities and Exchange Commission and FINRA.

On February 4, 2013, the Firm's Net Capital dropped below $5,000 prompting a Notice of Net Capital Violation to the Securities and Exchange Commission and FINRA.

On February 14, 2013, the sole shareholder of the Company contributed $25,000 as capital to fund the operating expenses.

On February 21, 2013, the Firm Provided a letter to FINRA stating the firm is in compliance with Net Capital as of February 14, 2013. As of the date these financial statements were available to be issued no response from FINRA was received.

The Company has evaluated subsequent events from the balance sheet date through February 25, 2013, the date these financial statements were available to be issued.

**Wall Street Money Center Corp.**

**Supplementary Information**

# Wall Street Money Center Corp.
## Schedule I
## Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
## December 31, 2012

| | | |
|---|---|---|
| **Net Capital Computation** | | |
| Total Stockholder's Equity | $ | 8,433 |
| Non-allowable assets | | 616 |
| Net Capital Before Haircuts | | 7,817 |
| Haircuts | | - |
| Net Capital | | 7,817 |
| Required Minimum Capital | | 5,000 |
| **Excess Net Capital** | $ | 2,817 |
| **Aggregate Indebtedness** | | |
| Aggregate Indebtedness as Included in Statement of Financial Condition | | |
| Accounts Payable | $ | 4,212 |
| Payable to Clearing Firm | | 5,147 |
| Accrued Current Liabilities | | 6,900 |
| Due to Related Party | | 1,099 |
| | $ | 17,358 |
| Ratio of Aggregated Indebtedness to Net Capital | | 222.04% |
| **Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31)** | | |
| Net Capital, per December 31, Unaudited FOCUS Report, as filed | $ | 7,817 |
| Net Audit Adjustments | | - |
| Net Capital, per the December 31, Audited Report | $ | 7,817 |

Wall Street Money Center Corp.
Supplementary Note
Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2012

Wall Street Money Center Corp. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

## Report of Independent Registered Public Accounting Firm on Internal Controls

To the Stockholder of:
Wall Street Money Center Corp.

In planning and performing our audit of the financial statements of Wall Street Money Center Corp. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
*Member National Association of Certified Valuation Analysts • Registered with the PCAOB*
*Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2013